COMMENTS RECEIVED ON DECEMBER 15, 2015

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity High Income Central Fund 2

Fidelity Specialized High Income Central Fund

AMENDMENT NO. 40

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Mortgage Backed Securities Central Fund

AMENDMENT NO. 25

1. Fidelity Mortgage Backed Securities Central Fund

"Fund Summary" (Part A of the Registration Statement)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

2. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principle Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in investment-grade mortgage-related securities issued by the U.S. Government or its instrumentalities and repurchase agreements for those securities. Certain issuers of U.S. Government securities are sponsored or chartered by Congress but their securities are neither issued nor guaranteed by the U.S. Treasury."

C: The Staff believes that the disclosure should read "mortgage-backed" instead of "mortgage-related" due to the Name Test Rule.

R: We believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure.

3. Fidelity Mortgage Backed Securities Central Fund and Fidelity High Income Central Fund 2

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy for the funds' debt securities.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 40, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 40

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4. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests that we explain whether derivatives will be included in the calculation of the fund's compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund's derivatives will not be included toward the 80% policy.

R: Though we understand that in appropriate circumstances derivatives may qualify for the fund's name test, we confirm that at this time the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund's derivatives would not be included toward the 80% policy.

5. All funds

"Investment Policies and Limitations" (Part B of the Registration Statements)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when a fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if a fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

6. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be particularly sensitive to these changes."

C: The Staff requests that a corresponding lower-quality debt strategy be added to "Principal Investment Strategies."

R: The fund does not have a principal investment strategy to invest in lower-quality debt securities. We have included a reference to lower-quality debt securities under "Issuer-Specific Changes" to the extent that the fund may have exposure to lower-quality debt securities given that these types of securities have heightened sensitivity to issuer-specific changes. Accordingly, we have not modified disclosure.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 40, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 40

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7. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

8. Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principle Investment Strategies"

From Fidelity High Income Central Fund 2:

"The Adviser normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. Many lower-quality debt securities are subject to legal or contractual restrictions limiting the Adviser's ability to resell the securities to the general public. The Adviser may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks, but currently intends to limit common stocks to 10% of the fund's total assets. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 40, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 40

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From Fidelity Specialized High Income Central Fund:

"The Adviser normally invests the fund's assets primarily in income-producing debt securities, with an emphasis on lower-quality debt securities. Many lower-quality debt securities are subject to legal or contractual restrictions limiting the Adviser's ability to resell the securities to the general public. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: The requested change will be made.

9. Fidelity High Income Central Fund 2

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests that we disclosure the market capitalization policy for the fund's common stock.

R: The fund does not have a principal investment policy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

10. Fidelity High Income Central Fund 2

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: If the fund will invest in small and mid cap securities, the Staff requests that small cap and mid cap risks be added to "Principal Investment Risks" in the "Investment Details" section.

R: The risks associated with small cap and mid cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under "Principal Investment Risks"- "Stock Market Volatility" in the "Investment Details" section.

11. Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principle Investment Strategies"

"The Adviser may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers."

C: The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R: Although the funds may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that their current strategy and risk disclosure are appropriate.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 40, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 40

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12. Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principle Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities tend to be particularly sensitive to these changes."

C: The Staff requests a separate risk for junk bonds.

R: We believe that the risks associated with investing in lower-quality debt securities are described in "Issuer-Specific Changes," "Interest Rate Changes," and "Prepayment," as applicable, and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

13. Fidelity Specialized High Income Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in securities rated BB by Standard & Poor's (S&P), Ba by Moody's Investors Service (Moody's), comparably rated by at least one nationally recognized credit rating agency, or, if unrated, considered by the Adviser to be of comparable quality. The Adviser may also invest in securities that have lower or higher credit quality ratings."

C: The Staff would like us to disclose that securities rated BB & Ba are considered lower quality debt securities or junk bonds.

R: The following sentence will be added after the first sentence: "These securities can be considered less than investment-grade, and are also referred to as high yield debt securities or junk bonds."

14. Fidelity High Income Central Fund 2

"Fund Summary" (Part A of the Registration Statement)

"Purchase and Sale of Shares"

"Shares are offered only to other Fidelity funds. Shares are not offered to the public."

"Additional Information about the Purchase and Sale of Shares" (Part A of the Registration Statement)

"Frequent Purchases and Redemptions"

"Because the fund is primarily offered for investment only to certain other Fidelity funds, the potential for excessive or short-term disruptive purchases and sales is reduced. Accordingly, the Board of Trustees has not adopted policies and procedures designed to discourage excessive trading of fund shares and the fund accommodates frequent trading. "

C: The Staff believes that the disclosure regarding to whom shares of the fund are offered should be standardized.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 40, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 40

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R: The eligibility disclosure in the sections entitled, "Fund Summary -- Purchase and Sale of Shares" differs slightly from the disclosure included in the section entitled, "Additional Information about the Purchase and Sale of Shares -- Frequent Purchases and Redemptions," because of the different purposes of the disclosure. The disclosure in the first section noted in the previous sentence is intended to describe with specificity who is eligible to purchase shares of the fund. The disclosure in the last sentence is intended to describe the risks that frequent purchases and redemptions of fund shares by shareholders may present for other shareholders of the fund, as required by Form N-1A, Item 11(e). We include the word "primarily" in this section because this same disclosure is also used by other Fidelity mutual funds with different eligibility standards than the fund (i.e., shares of those funds may not be offered exclusively to other Fidelity funds). Notwithstanding the inclusion of "primarily" in this section, we believe that the disclosure in both sections noted in the Staff's comment meets the respective requirements of Form N-1A.

15. Fidelity Specialized High Income Central Fund

"Additional Information about the Purchase and Sale of Shares" (Part A of the Registration Statement)

"Buying Shares"

"Shares are offered only to certain other Fidelity funds. Shares of the fund are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(a)(2) of the Securities Act of 1933 (1933 Act). Investments in the fund may be made only by a limited number of institutional investors, including certain other Fidelity funds and certain other "accredited investors" within the meaning of Regulation D under the 1933 Act. Each shareholder is deemed to agree to, and be bound by, the terms of Fidelity Central Investment Portfolios LLC's limited liability company agreement. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any shares of the fund."

C: The Staff asserts that the disclosure regarding to whom shares of each fund are offered is inconsistent.

R: The first sentence will be revised as follows: "Shares are offered only to a limited number of institutional investors."

16. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.